UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Backyard Soda Co, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 18, 2019

Physical address of issuer
3000 Lawrence St., Denver, CO 80205

Website of issuer
www.backyardsodas.com

Current number of employees
3

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$86,151.00	$116,534.00
Cash & Cash Equivalents	$4,826.00	$8,719.00
Accounts Receivable	$12,121.00	$34,632.00
Short-term Debt	$120,255.00	$229,375.00
Long-term Debt	$319,194.00	$185,884.00
Revenues/Sales	$167,973.00	$203,786.00
Cost of Goods Sold	$57,308.00	$120,673.00
Taxes Paid	$0.00	$0.00
Net Income	$110,665.00	$83,112.00

April 27, 2023

FORM C-AR

Backyard Soda Co, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Backyard Soda Co, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.backyardsodas.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Backyard Soda Co, Inc. (the "Company") is a Delaware Corporation, formed on April 18, 2019.

The Company is located at 3000 Lawrence St., Denver, CO 80205.

The Company's website is www.backyardsodas.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Backyard Soda currently has two product offerings, ready-to-drink CBD-infused sodas and simple syrups. The sodas are made from a mixture of sparkling water, 15mg of cannabinoid ("CBD"), and uniquely flavored syrups. The syrups are made by Backyard Soda and comprise whole natural ingredients. The CBD is sourced from locally grown hemp. Backyard Soda aims to keep the ingredient list and soda flavor as simple and natural as possible. Our products can be purchased from retailers individually and in six-packs. The Company currently offers three flavors of soda: • Lavender lemon • Ginger lime • Mango jalapeno Backyard Soda currently sells five flavors of simple syrups: ginger lime, lavender lemon, mango jalapeno, Madagascar vanilla bean, pomegranate orange blossom, and true grenadine. All syrups are made with whole natural ingredients. The syrups are intended to be mixed with sparkling water or cocktails to add extra flavor. Adding one serving of syrup (~31ml) makes about five drinks. Syrups are sold through the Backyard Soda website, retailers, and Amazon in 8oz bottles that can be used for 10-12 servings. Several of the syrups (lavender lemon, ginger lime, and mango jalapeno) are used as the base ingredient for the Company's CBD-infused sodas.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Company has raised to date may not be enough to sustain the Company's current and/or future business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause our shareholders to lose all or a portion of their investment.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us.
If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

Raising additional capital may cause dilution to our existing stockholders or restrict our operations.
We intend to seek additional capital through a combination of public and private equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or

other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, and restrictions on our business operations that could adversely impact our ability to conduct our business.

Our supply chain and retail sales may be adversely impacted due to the COVID-19 outbreak.
Continued concerns relating to COVID-19 have resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result of COVID-19 and the measures designed to contain the spread of the virus, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third-party manufacturers' operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain could have a material adverse effect on our results of operations and cash flows. The COVID-19 outbreak could also delay our release or delivery of new or product offerings or require us to make unexpected changes to such offerings, which may materially adversely affect our business and operating results. Finally, as a result of the governmental restrictions to control the spread of the COVID-19 outbreak, we have experienced, along with wholesale partner stores, store closures and a decrease in consumer traffic, which will have a material adverse effect on our results of operations. Our operating results could also continue to be adversely affected to the extent that the COVID-19 outbreak harms the economy in general. In addition, the COVID-19 outbreak could result in an economic downturn that could affect demand for our products and materially adversely affect our business, operating results, and financial condition.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations.
The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic disease may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determines their effect on a given economy. Although the long-term effect of diseases such as the COVID-19, H5N1 "avian flu," or H1N1, "swine flu," cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under Regulation CF. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

A majority of the Company is owned by a small number of owners.

The Company is currently controlled by a two person board of directors comprised of two holders of the Company's capital stock who together own 84.72% of the outstanding capital stock of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these majority owners may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or

otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The Company has indicated that it has engaged in certain transactions with related persons.

Jonathan Schultz and Leah Schultz who collectively own a majority of the outstanding capital stock of the Company, have previously extended a loan to the Company, which remains outstanding as of the date of this Form C. The terms of such loan may be less favorable to us than the terms that would have resulted from an arm's-length negotiation with an unaffiliated third party. Please see the section entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our CBD-infused sodas will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jonathan Schultz, and Leah Schultz who are the Chief Executive Officer & Director and Administrative Manager & Director, respectively, of the Company. The Company has or intends to enter into an employment agreement with each of Jonathan Schultz and Leah Schultz although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of

Jonathan Schultz or Leah Schultz could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our ability to grow our business depends on state laws pertaining to the hemp industry.

Continued development of the hemp industry depends upon continued legislative authorization of hemp at the state level. The status quo of, or progress in, the regulated hemp industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of hemp, numerous factors impact the legislative process. In addition, burdensome regulation at the state level could slow or stop further development of the hemp industry, such as restricting the form in which hemp can be consumed, processing and/or retail sales of hemp, which could have the impact of dampening growth of the hemp industry and making it difficult for hemp businesses to operate profitably in those states.

FDA regulation of hemp and the possible registration of facilities where hemp is grown could negatively affect the hemp industry and our financial condition.

The FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of hemp. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where hemp is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the hemp industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

The SEC is monitoring the cannabis industry and may halt or prevent the sale of our securities due to the bad acts of others.

On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

We rely on third-party suppliers to provide basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ginger, lavender, mango, jalapenos, pomegranates, vanilla, lime juice, lemon juice, spices and salt, aluminum cans, glass bottles, or plastic containers which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

We source certain packaging materials, such as bottles, cans, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages and higher freight costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time- consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product

from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company' s products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered

that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean- up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The supply and price are subject to market conditions and are influenced by other factors beyond our control.

We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental and safety or other regulations or failure to comply with existing licensing, labeling, trade and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our

products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for CBD can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a CBD supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing CBD-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the CBD distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among CBD food products;

• changes in consumer eating and snacking habits, including trends away from certain categories,

including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding CBD products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the health benefits of our products

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a third-party co-packer with two locations to manufacture all of our products.

We currently have one co-packing agreement for our products. Our co-packing agreement with our principal co-packer was signed in November 2017 and lasts indefinitely unless either party provides notice of cancellation of at least 30 calendar days. Our dependence on co-packers puts us at substantial risk in our operations. The loss of this co-packer or the inability of the co-packer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

We rely, in part, on our third-party co-packers to maintain the quality of our products.

The failure or inability of these co-packers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-packers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-packers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as WholeFoods, require our third-party co-packer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-packer may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-packer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-packer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as ginger, lavender, mango, jalapenos, pomegranates, vanilla, lime juice, lemon juice, spices and salt. In addition, we purchase and use significant quantities of aluminum cans, glass bottles, plastic containers to package our products. In recent periods, the prices of aluminum, vanilla, above their respective averages and we have realized some negative effects from these high prices in the form of higher cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ginger, lavender, mangoes, jalapenos, pomegranates and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our co-packing facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to

cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Through third party service providers we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Additional Information

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Backyard Soda currently has two product offerings, ready-to-drink CBD-infused sodas and simple syrups. The sodas are made from a mixture of sparkling water, 15mg of cannabinoid ("CBD"), and uniquely flavored syrups. The syrups are made by Backyard Soda and comprise whole natural ingredients. The CBD is sourced from locally grown hemp. Backyard Soda aims to keep the ingredient list and soda flavor as simple and natural as possible. Our products can be purchased from retailers individually and in six-packs. The Company currently offers three flavors of soda: • Lavender lemon • Ginger lime • Mango jalapeno Backyard Soda currently sells five flavors of simple syrups: ginger lime, lavender lemon, mango jalapeno, Madagascar vanilla bean, pomegranate orange blossom, and true grenadine. All syrups are made with whole natural ingredients. The syrups are intended to be mixed with sparkling water or cocktails to add extra flavor. Adding one serving of syrup (~31ml) makes about five drinks. Syrups are sold through the Backyard Soda website, retailers, and Amazon in 8oz bottles that can be used for 10-12 servings. Several of the syrups (lavender lemon, ginger lime, and mango jalapeno) are used as the base ingredient for the Company's CBD-infused sodas.

Business Plan

Our flagship product, Backyard Soda Co, is a whole ingredient simple syrup which we sell at wholesale and use as the base of our canned ready to drink soda. Our canned soda includes an infusion of a full spectrum CO grown hemp extract. Backyard Soda Co. does not contain high fructose corn syrup, artificial flavors, or artificial colors. We use only whole ingredients that are sourced locally whenever possible, and use organic pure cane sugar for our syrups. Backyard Soda Co syrups are sold in grocery chains such as Whole Foods as well as liquor and specialty food stores and bars and restaurants. Our canned soda is sold in bars and restaurants, liquor and specialty stores. Backyard Soda is packaged in 8oz glass bottles, and PET gallon bottles, and wrapped with colorful, eye-catching labels and currently comes in 6 flavors at retail (ginger lime, mango jalapeno, lavender lemon, true grenadine, and Madagascar vanilla, and Pure Cane). Our gallons include those flavors in addition to root beer, raspberry and blueberry. Our canned product comes in 12 ounce cans in the flavors of ginger lime, lavender lemon, and mango jalapeno. Backyard Soda is also available for purchase online at http://www.backyardsodas.com. We intend to expand the Backyard Soda Co presence and become a premium mixer and soft drink. Our products are for thinking individuals who are looking to be home mixologists when looking to make gourmet cocktails, mocktails or natural sodas. Our canned soda customers are looking to use our products to create a more socially acceptable consumption of CBD while still drinking an all natural beverage in a soda, cocktail, or mocktail. We want to continue to deepen our relationship with national and regional retailers such as Whole Foods and develop new channels with boutique groceries, liquor stores, bars and restaurants, gyms, and cannabis focused retailers. Many luxury gyms have cafes or food shops and we intend to be on their shelves. We plan to further extend our distribution of Backyard Soda into North America via distribution partnerships.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Simple Syrup	Currently, Backyard Soda sells its CBD-infused sodas to wholesale distributors for $2.375 per can. The suggested retail price for a can is between $4.39 and $4.99. Its syrups (8oz) sell for $8.99 on the Backyard Soda website and $15.99 on Amazon.	Our current market is wholesale distributors, on-premise (bars, restaurants, and breweries), specialty stores, and directly to consumers (DTC online).
CBD-infused canned soda	Our canned sodas come in 3 flavors, ginger lime, mango jalapeno, and lavender lemon. Cans are 12oz and can be bought from retailers individually or in 6-packs. Each can of soda contains 15mg of CBD. The flavor is provided from our simple syrups.	Our current market is wholesale distributors, on-premise (bars, restaurants, and breweries), and specialty stores.

Currently any anticipated products would be additional flavors of syrup and canned soda line. We currently have 10-12 recipes that could be added to the product line. We also may look to add a bag in box (BIB) packaging line to on premise customers that are looking to create a fountain drink option to customers.

We currently have a distribution agreement with LoCo Food Distribution, a Colorado focused food and beverage distributor that services grocery stores, liquor stores, convenience stores, on-premise locations, and specialty stores. We also have some self-distribution to areas that are not served by our current distribution partners, and ship syrups directly to consumers from online sales. In addition, in Nov of 2021, we started a relationship with Empire Distributors of CO and TN. They service both on-premise and retail locations in the CO and TN markets.

Competition

The Company's primary competitors are Sprig, Recess, Colorado's Best Drinks, Weller Snacks, other natural soda brands for our canned soda. Sonoma Syrup Co, Royal Rose, Monin, Torani.

We are well positioned in the soda and natural foods market. We use whole ingredients to create our flavors. We do not use lab created "natural flavors" in our beverages or syrups. This allows us to differentiate our products due to our minimal ingredient list. We compete in the natural beverage category, and also in the mixer section.

Customer Base

We purchase all whole ingredients that go into our syrups from multiple sources such as restaurant suppliers and beverage distributors. Our glass bottles come from 2 different sources depending on size. Our syrup product is produced and bottled at our production facility in Denver, CO and then canned at a co-manufacturer to produce the end ready to drink product. We both self- distribute our product in addition to having a distribution partner that works with our grocery accounts.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
State of Colorado	Sales Tax License	Allow to sell product at events	December 31, 2021

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3000 Lawrence St., Denver, CO 80205

The Company conducts business in USA (all states).

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors

The directors or managers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan Schultz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Backyard Soda Co, Inc., CEO & Director, January 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Backyard Soda Co, Inc., CEO & Director, January 2018 - Present. Responsible for managing all operations, product management, and sales. Trigam Software, Advisor & Co-founder, July 2009 - Present. Phoncert, Founder & Product Manager, April 2013 - October 2017.

Name

Leah Schultz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Backyard Soda Co, Inc., Administrative Manager & Director, January 2018 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Backyard Soda Co, Inc., Administrative Manager & Director, January 2018 - Present. Administrative duties including licensing, bookkeeping, administrative paperwork for distribution and sales partnerships. Trigam Software, Bookkeeper, July 2009 - Present. Independent Contractor, Bookkeeper, March 2013 - Present.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller, or principal accounting officer, and any person(s) routinely performing similar functions.

Name

Jonathan Schultz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Backyard Soda Co, Inc., CEO & Director, January 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Backyard Soda Co, Inc., CEO & Director, January 2018 - Present. Responsible for managing all operations, product management, and sales. Trigam Software, Advisor & Co-founder, July 2009 - Present. Phoncert, Founder & Product Manager, April 2013 - October 2017.

Name

Leah Schultz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Backyard Soda Co, Inc., Administrative Manager & Director, January 2018 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Backyard Soda Co, Inc., Administrative Manager & Director, January 2018 - Present. Administrative duties including licensing, bookkeeping, administrative paperwork for distribution and sales partnerships. Trigam Software, Bookkeeper, July 2009 - Present. Independent Contractor, Bookkeeper, March 2013 - Present.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in CO, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Leah Schultz	PIIA	April 18, 2019	
Jonathan Schultz	PIIA	April 18, 2019	
Dominic Ruvolo	PIIA	September 21, 2020	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Convertible Notes
Amount outstanding	100,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The availability of any shares of the Company's capital stock convertible from such Convertible Notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Difference between these securities and the Securities issued pursuant to Regulation CF	The Convertible Notes have different conversion triggers than the Crowd Notes and Crowd SAFEs.

Type of security	Crowd Note
Amount outstanding	105,852
Voting Rights	Holders of Crowd Notes are not entitled to vote.
Anti-Dilution Rights	Not Applicable.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Crowd Notes at a later date. The availability of any shares of the Company's capital stock convertible from such Crowd Notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Difference between these securities and the Securities issued pursuant to Regulation CF	These are Securities issued pursuant to Regulation CF.

Type of security	Common Stock
Amount outstanding	944,382
Voting Rights	Each holder of record of Common Stock is entitled to one vote for each share of such stock.
Anti-Dilution Rights	88,882 shares (representing 9.4% ownership) have anti-dilution protection; requiring the Company to issue additional shares to investor for no additional consideration; until immediately prior to a bona fide equity financing event in which the Company issues capital stock for aggregate proceeds of at least $250,000
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date.
Difference between these securities and the Securities issued pursuant to Regulation CF	Common Stock are equity securities of the Company while the Crowd Notes and Crowd SAFEs convert into equity securities upon the occurrence of certain triggering events.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	146,391
Voting Rights	Holders of Crowd Notes are not entitled to vote.
Anti-Dilution Rights	Not Applicable.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Crowd Notes at a later date. The availability of any shares of the Company's capital stock convertible from such Crowd Notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Difference between these securities and the Securities issued pursuant to Regulation CF	These are Securities issued pursuant to Regulation CF.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Crowd Note Via MicroVentures
Amount outstanding	$105,852.00
Interest rate and payment schedule	The Crowd Notes have no stated interest rate, and no stated repayment terms.
Amortization schedule	N/A
Describe any collateral or security	Unsecured.
Maturity date	N/A
Other material terms	The Crowd Notes are convertible into shares of the Company's capital stock. See the section entitled "Capitalization and Ownership - Capitalization" for further information.

Type of debt	Convertible Notes
Name of creditor	CB5, LLC
Amount outstanding	$100,000.00
Interest rate and payment schedule	8% interest per annum. The outstanding principal amount plus accrued and unpaid interest thereon is payable on demand on the maturity date unless converted to into shares of the capital stock of the Company pursuant to the terms of the note.
Amortization schedule	N/A
Describe any collateral or security	Unsecured.
Maturity date	April 18, 2021
Other material terms	N/A

Type of debt	Loan
Name of creditor	Jonathan and Leah Schultz
Amount outstanding	$31,152.00
Interest rate and payment schedule	5% interest per annum. The outstanding principal amount plus accrued and unpaid interest thereon is payable on maturity.
Amortization schedule	N/A
Describe any collateral or security	Unsecured.
Maturity date	October 1, 2025
Other material terms	See the section entitled "Transactions with Related Persons and Conflicts of Interest" for additional information.

Type of debt	Line of credit
Name of creditor	Chase
Amount outstanding	$42,462.00
Interest rate and payment schedule	18.24% per annum. Minimum monthly payment in the amount of $698.
Amortization schedule	N/A
Describe any collateral or security	Unsecured.
Maturity date	N/A
Other material terms	N/A

Type of debt	Loan
Name of creditor	Jonathan and Leah Schultz
Amount outstanding	$18,048.00
Interest rate and payment schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Amortization schedule	N/A
Describe any collateral or security	Unsecured.
Maturity date	May 4, 2022
Other material terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".

Type of debt	Line of credit
Name of creditor	Alpine Bank
Amount outstanding	$49,341.67
Interest rate and payment schedule	8.1%
Amortization schedule	Revolving line of credit
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	353	$143,521.00	Operations, Sales and Marketing	October 1, 2020	Regulation CF

Ownership

A majority of the Company is owned by Jonathan Schultz and Leah Schultz.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned
Jonathan Schultz	42.4%
Leah Schultz	42.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$110,665.00	-$62,038.00	$0.00

Operations

We generate substantially all of our revenue from syrup sales. For the year ended December 31, 2018, we recorded revenue of $52,984.14, and net income of -$58,342.60. For the year ended December 31, 2017, we recorded revenue of $0, and net income of $0. The reason behind this increase is the company was started. Our primary expenses are cost of syrup production and guaranteed payments to owners and employees and have increased over the year due to the company being started.

We have created a new line of coffee syrups that are more of a daily use product than our current line of cocktail syrups (which we will continue to produce and sell). We are looking to create new opportunities with on premise coffee shops and become their regular syrup supplier over less natural options like Monin and Torani. In addition, we have added a new distributor in MD, and will be starting distribution in NY starting in Q2 of 2023 which we believe will drive additional on premise locations for our mixers. Finally, we are looking to drive additional DTC business with the new coffee syrups and will be looking for partners who are also DTC for coffee to provide a full barista experience for coffee drinkers at home.

Liquidity and Capital Resources

On October 18, 2019 the Company conducted an offering pursuant to Regulation CF and raised $105,852.00.

On October 1, 2020 the Company conducted an offering pursuant to Regulation CF and raised $146,391.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Transaction Type	Loan
Related Person/Entity	Jonathan and Leah Schultz
Relationship to the Company	Jonathan Schultz and Leah Schultz are CEO & Director and Administrative Manager & Director, respectively, of the Company.
Total amount of money involved	$39,345.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Loan proceeds
Description of the transaction	This loan was extended to the Company to provide for additional working capital. The loan accrues 5% interest per annum. The principal amount outstanding together with

	any interest accrued thereon is due and payable on October 1, 2025, the maturity date.
Transaction Type	Loan
Related Person/Entity	Jonathan and Leah Schultz
Relationship to the Company	Jonathan Schultz and Leah Schultz are CEO & Director and Administrative Manager & Director, respectively, of the Company.
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Loan proceeds
Description of the transaction	This loan was extended to the Company to provide for additional working capital. The loan accrues 5% interest per annum. The principal amount outstanding together with any interest accrued thereon is due and payable on October 1, 2025, the maturity date.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jonathan Schultz
(Signature)

Jonathan Schultz
(Name)

CEO & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jonathan Schultz
(Signature)

Jonathan Schultz
(Name)

CEO & Director
(Title)

4/27/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Jonathan Schultz, being the founder of Backyard Soda Co, Inc., a Delaware Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unfiled tax returns for year ending December 31, 2022 are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, the unfiled tax return reflect accurately the information that would be reported when such tax returns are filed.

/s/Jonathan Schultz
(Signature)

Jonathan Schultz
(Name)

CEO & Director
(Title)

4/27/23
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

```
                    BERT WILSON, CPA
                  23955 COUNTY ROAD 3
                  LOVELAND, CO 80537
                    303-466-6025


                                                    May 31, 2022


Backyard Soda Co., Inc.
3000 Lawrence St.
Denver, CO 80205


Dear Client:

Your 2021 Federal Corporation Income Tax Return will be electronically
filed with the Internal Revenue Service upon receipt of a signed Form
8879C - IRS e-file Signature Authorization.  No tax is payable with the
filing of this return.

Your 2021 Colorado Corporation Income Tax Return will be electronically
filed with the State of Colorado upon receipt of a signed Form DR 8453C.
No tax is payable with the filing of this return.

Please be sure to call if you have any questions.

Sincerely,


Bert Wilson
```

	2021	**2020**	**DIFF**
INCOME			
GROSS RECEIPTS LESS RETURNS/ALLOWANCE....	203,786	124,395	79,391
COST OF GOODS SOLD.................................	120,673	86,042	34,631
GROSS PROFIT..	83,113	38,353	44,760
TOTAL INCOME...	83,113	38,353	44,760
DEDUCTIONS			
COMPENSATION OF OFFICERS.........................	0	38,231	-38,231
SALARIES/WAGES LESS EMPLOYMENT CREDITS...	41,307	35,544	5,763
REPAIRS AND MAINTENANCE..........................	1,213	375	838
RENTS...	30,000	15,119	14,881
TAXES AND LICENSES.................................	5,160	9,835	-4,675
INTEREST..	6,856	5,225	1,631
ADVERTISING..	63,334	84,262	-20,928
OTHER DEDUCTIONS..................................	98,506	61,190	37,316
TOTAL DEDUCTIONS...................................	246,376	249,781	-3,405
TAXABLE INCOME			
TAXABLE INCOME (LINE 28).........................	-163,263	-211,428	48,165
TAXABLE INCOME......................................	-163,263	-211,428	48,165
TAX COMPUTATION			
INCOME TAX..	0	0	0
TOTAL TAX...	0	0	0
PAYMENTS AND CREDITS			
TOTAL PAYMENTS AND CREDITS......................	0	0	0
REFUND OR AMOUNT DUE			
OVERPAYMENT..	0	0	0
TAX DUE..	0	0	0
SCHEDULE L			
BEGINNING ASSETS...................................	163,556	184,642	-21,086
BEGINNING LIABILITIES & EQUITY................	163,556	184,642	-21,086
ENDING ASSETS..	116,534	163,556	-47,022
ENDING LIABILITIES & EQUITY....................	116,534	163,556	-47,022
TAX RATES			
MARGINAL TAX RATE...................................	0.0%	0.0%	0.0%

ENDING ASSETS

CASH		8,719
ACCOUNTS RECEIVABLE	34,632	
LESS: ALLOWANCE FOR BAD DEBTS	(0)	34,632
INVENTORIES		25,085
OTHER CURRENT ASSETS		185
INTANGIBLE ASSETS	65,337	
LESS: ACCUMULATED AMORTIZATION	(17,424)	47,913
TOTAL ASSETS		116,534

ENDING LIABILITIES & EQUITY

ACCOUNTS PAYABLE		8,165
OTHER CURRENT LIABILITIES		229,375
LONG TERM NOTES PAYABLE		185,884
COMMON STOCK	280,518	280,518
UNAPPROPRIATED RETAINED EARNINGS		-587,408
TOTAL LIABILITIES AND EQUITY		116,534

BACKYARD SODA CO., INC.

	2021	2020	DIFF
FEDERAL INCOME			
FEDERAL INCOME FROM FORM 1120	-163,263	-211,428	48,165
NET FEDERAL TAXABLE INCOME	-163,263	-211,428	48,165
TAXABLE INCOME			
MODIFIED FEDERAL TAXABLE INCOME	-163,263	-211,428	48,165
COLORADO TI BEFORE NOL DEDUCTION	-163,263	-211,428	48,165
COLORADO TAXABLE INCOME	-163,263	-211,428	48,165
TAX AND CREDITS			
TAX	0	0	0
TOTAL NET TAX	0	0	0
REFUND OR AMOUNT DUE			
REFUNDED	0	0	0
TAX RATES			
MARGINAL TAX RATE	0.0%	0.0%	0.0%

FORMS NEEDED FOR THIS RETURN

```
FEDERAL:  1120, 1125-A, SCH G, 8879-C
COLORADO: DR 0112
```

TAX RATES

	MARGINAL	EFFECTIVE
FEDERAL	0%	0%
COLORADO	0%	0%

CARRYOVERS TO 2022

FEDERAL CARRYOVERS

CONTRIBUTIONS - PRIOR YEARS	100.
NET OPERATING LOSS	509,317.

COLORADO CARRYOVERS

NET OPERATING LOSS	509,317.

CHARITABLE CONTRIBUTION DEDUCTION

```
CARRYOVER FROM 2020                                    $         100.
DISALLOWED CONTRIBUTIONS DUE TO 10% LIMIT                        -100.
                                               TOTAL   $           0.
```

COMPUTATION OF ENDING ACCUMULATED AMORTIZATION

```
1. BEGINNING BALANCE OF ACCUMULATED AMORTIZATION             13,068.
2. CURRENT YEAR BOOK AMORTIZATION                             4,356.
3. ACCUMULATED AMORTIZATION ON ASSETS SOLD THIS YEAR             0.
   ENDING ACCUMULATED AMORTIZATION                           17,424.
```

COMPUTATION OF NET INCOME (LOSS) PER BOOKS
FORM 1120, SCHEDULE M-1, LINE 1

```
INCOME (LOSS) PER RETURN (PAGE 1, LINE 28)                 -163,263.

INCREASES:
 DEDUCTIONS ON RETURN NOT RECORDED ON BOOKS (SCH. M-1, LINE 8)    0.
 INCOME RECORDED ON BOOKS NOT INCLUDED ON RETURN (SCH. M-1, LINE 7)  0.

DECREASES:
 EXPENSES RECORDED ON BOOKS NOT DEDUCTED ON RETURN (SCH. M-1, LINE 5)  0.
 INCOME SUBJECT TO TAX NOT RECORDED ON BOOKS (SCH. M-1, LINE 4)   0.
 EXCESS OF CAPITAL LOSSES OVER CAPITAL GAINS (SCH. M-1, LINE 3)   0.
 FEDERAL INCOME TAX PER BOOKS (SCH. M-1, LINE 2)                 0.

COMPUTED NET INCOME (LOSS) PER BOOKS (SCH. M-1, LINE 1)    -163,263.
```

COMPUTATION OF CONTRIBUTION CARRYOVER TO 2022

```
1A.TOTAL CONTRIBUTIONS (OTHER THAN QCC)                         100.
1B.QUALIFIED CONSERVATION CONTRIBUTIONS (QCC) - 100%             0.
2. CONTRIBUTIONS ALLOWED IN 2021                                 0.
3. 2016 EXPIRED CONTRIBUTIONS                                    0.
4. ADJUSTMENT PER SEC. 170(D)(2)(B)                              0.
5. CARRYOVER TO 2022 (LINES 1A & B LESS LINES 2, 3, & 4)       100.
```

COMPUTATION OF 2021 NET OPERATING LOSS

```
1. TOTAL INCOME                                              83,113.
2. TOTAL DEDUCTIONS                                         246,376.
3. TAXABLE INCOME (LINE 1 LESS LINE 2)                     -163,263.
4. SPECIAL DEDUCTIONS UNLIMITED                                  0.
5. 2021 NET OPERATING LOSS (LINE 3 MINUS LINE 4)           163,263.
```

Form **8879-C**	IRS *e-file* Signature Authorization for Form 1120	OMB No. 1545-0123
	For calendar year **2021**, or tax year beginning _____ , 2021, ending _____ , _____	**2021**
Department of the Treasury Internal Revenue Service	► Do not send to the IRS. Keep for your records. ► Go to *www.irs.gov/Form8879C* for the latest information.	

Name of corporation	Employer identification number
BACKYARD SODA CO., INC.	82-4840053

Part I Tax Return Information (Whole dollars only)

1	Total income (Form 1120, line 11)	1	83,113.
2	Taxable income (Form 1120, line 30)	2	-163,263.
3	Total tax (Form 1120, line 31)	3	
4	Amount owed (Form 1120, line 35)	4	
5	Overpayment (Form 1120, line 36)	5	

Part II Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2021 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize   BERT WILSON, CPA   to enter my PIN   43938   as my signature
                         ERO firm name   do not enter all zeros

on the corporation's 2021 electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2021 electronically filed income tax return.

Officer's signature ► _____ Date ► _____ Title ► PRESIDENT

Part III Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN 84229712345
                                                                           do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2021 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ►   BERT WILSON   Date ► _____

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

BAA For Paperwork Reduction Act Notice, see instructions.   Form **8879-C** (2021)

Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2021 or tax year beginning _____, 2021, ending _____, _____

► Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2021

A Check if:

1a Consolidated return (attach Form 851) . . . ☐
 b Life/nonlife consolidated return . . . . ☐
 2 Personal holding co. (attach Sch. PH) . . . . ☐
 3 Personal service corp. (see instrs) . . . . ☐

TYPE
OR
PRINT

BACKYARD SODA CO., INC.
3000 LAWRENCE ST.
DENVER, CO 80205

B Employer identification number
82-4840053

C Date incorporated
4/19/2019

D Total assets (see instructions)
$ 116,534.

4 Schedule M-3 attached ☐   **E** Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

INCOME

1a Gross receipts or sales	1a	208,440.	
b Returns and allowances	1b	4,654.	
c Balance. Subtract line 1b from line 1a		**1c**	203,786.
2 Cost of goods sold (attach Form 1125-A)		**2**	120,673.
3 Gross profit. Subtract line 2 from line 1c		**3**	83,113.
4 Dividends and inclusions (Schedule C, line 23)		**4**	
5 Interest		**5**	
6 Gross rents		**6**	
7 Gross royalties		**7**	
8 Capital gain net income (attach Schedule D (Form 1120))		**8**	
9 Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)		**9**	
10 Other income (see instructions — attach statement)		**10**	
11 **Total income.** Add lines 3 through 10 . . . . ►		**11**	83,113.

DEDUCTIONS (See instructions for limitations on deductions.)

12 Compensation of officers (see instructions — attach Form 1125-E) . . . . ►		**12**	
13 Salaries and wages (less employment credits)		**13**	41,307.
14 Repairs and maintenance		**14**	1,213.
15 Bad debts		**15**	
16 Rents		**16**	30,000.
17 Taxes and licenses		**17**	5,160.
18 Interest (see instructions)		**18**	6,856.
19 Charitable contributions		**19**	0.
20 Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) .		**20**	
21 Depletion		**21**	
22 Advertising		**22**	63,334.
23 Pension, profit-sharing, etc., plans		**23**	
24 Employee benefit programs		**24**	
25 Reserved for future use		**25**	
26 Other deductions (attach statement) . . . . SEE STATEMENT 1		**26**	98,506.
27 **Total deductions.** Add lines 12 through 26 . . . . ►		**27**	246,376.
28 Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11		**28**	-163,263.
29a Net operating loss deduction (see instructions) . . . . SEE ST 2	29a	0.	
b Special deductions (Schedule C, line 24)	29b		
c Add lines 29a and 29b		**29c**	

TAX, REFUNDABLE CREDITS, AND PAYMENTS

30 **Taxable income.** Subtract line 29c from line 28. See instructions		**30**	-163,263.
31 Total tax (Schedule J, Part I, line 11)		**31**	0.
32 Reserved for future use		**32**	
33 Total payments and credits (Schedule J, Part III, line 23)		**33**	0.
34 Estimated tax penalty. See instructions. Check if Form 2220 is attached . . . . ► ☐		**34**	
35 **Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed		**35**	0.
36 **Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid		**36**	
37 Enter amount from line 36 you want: Credited to 2022 estimated tax . . . . ►		Refunded ► **37**	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

► _____ Signature of officer   Date

► PRESIDENT
Title

May the IRS discuss this return with the preparer shown below? See instructions.
☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
BERT WILSON	BERT WILSON			P02076610
Firm's name ► BERT WILSON, CPA			Firm's EIN ► 51-6904171	
Firm's address ► 23955 COUNTY ROAD 3 LOVELAND, CO 80537			Phone no. 303-466-6025	

BAA For Paperwork Reduction Act Notice, see separate instructions.

CPCA0205 09/30/21

Form **1120** (2021)

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) Percentage	(c) Special deductions (a) x (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations.		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities.		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities.		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries.		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations.		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958.		100	
11	Dividends from affiliated group members.		100	
12	Dividends from certain FSCs.		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions).		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends).			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions).			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions).			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992).			
18	Gross-up for foreign taxes deemed paid.			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3. .			
20	Other dividends.			
21	Deduction for dividends paid on certain preferred stock of public utilities.			
22	Section 250 deduction (attach Form 8993).			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4.			
24	**Total special deductions.** Add column (c) lines 9 through 22. Enter here and on page 1, line 29b.			

Form **1120** (2021)

Schedule J	Tax Computation and Payment (see instructions)

Part I — Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions . . . . . ▶ ☐		
2	Income tax. See instructions	2	0.
3	Base erosion minimum tax amount (attach Form 8991)	3	
4	Add lines 2 and 3	4	0.
5a	Foreign tax credit (attach Form 1118)	5a	
b	Credit from Form 8834 (see instructions)	5b	
c	General business credit (attach Form 3800)	5c	
d	Credit for prior year minimum tax (attach Form 8827)	5d	
e	Bond credits from Form 8912	5e	
6	**Total credits.** Add lines 5a through 5e	6	
7	Subtract line 6 from line 4	7	
8	Personal holding company tax (attach Schedule PH (Form 1120))	8	
9a	Recapture of investment credit (attach Form 4255)	9a	
b	Recapture of low-income housing credit (attach Form 8611)	9b	
c	Interest due under the look-back method — completed long-term contracts (attach Form 8697)	9c	
d	Interest due under the look-back method — income forecast method (attach Form 8866)	9d	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e	
f	Interest/tax due under section 453A(c) and/or section 453(l)	9f	
g	Other (see instructions — attach statement)	9g	
10	**Total.** Add lines 9a through 9g	10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	11	0.

Part II — Reserved for Future Use

12	Reserved for future use	12	

Part III — Payments and Refundable Credits

13	2020 overpayment credited to 2021	13	
14	2021 estimated tax payments	14	
15	2021 refund applied for on Form 4466	15	( )
16	Combine lines 13, 14, and 15	16	0.
17	Tax deposited with Form 7004	17	
18	Withholding (see instructions)	18	
19	**Total payments.** Add lines 16, 17, and 18	19	0.
20	Refundable credits from:		
a	Form 2439	20a	
b	Form 4136	20b	
c	Reserved for future use	20c	
d	Other (attach statement — see instructions)	20d	
21	**Total credits.** Add lines 20a through 20d	21	
22	Reserved for future use	22	
23	**Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33	23	0.

Form **1120** (2021)

Schedule K	**Other Information** (see instructions)			

		Yes	No
1	Check accounting method: **a** ☐ Cash **b** ☒ Accrual **c** ☐ Other (specify) ► _		
2	See the instructions and enter the:		
	a Business activity code no. ► 311900		
	b Business activity ► MANUFACTURING		
	c Product or service ► SYRUP		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?.		X
	If "Yes," enter name and EIN of the parent corporation ► _		
4	At the end of the tax year:		
	a Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G).		X
	b Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G).	X	
5	At the end of the tax year, did the corporation:		
	a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions.		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

		Yes	No
	b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions.		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316.		X
	If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? For rules of attribution, see section 318. If "Yes," enter:		X
	(a) Percentage owned ► _ _ _ _ _ _ _ _ and **(b)** Owner's country ► _		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ► _ _ _ _ _ _ _ _ _ _ _ _ _		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount. . . . . ► ☐		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ► $ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ NONE		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ► 3 _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions). . . . . ► ☐		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) . . . . ► $ 346,054.		

Form **1120** (2021)

Schedule K	Other Information *(continued from page 4)*		

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?...	X	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ _____ NONE		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions............		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2021 that would require it to file Form(s) 1099?.............................	X	
b	If "Yes," did or will the corporation file required Form(s) 1099?...	X	
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?..		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?...		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?..		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?.......................		X
20	Is the corporation operating on a cooperative basis?..		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions..		X
	If "Yes," enter the total amount of the disallowed deductions ▶ $ _____		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))..		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions..		X
24	Does the corporation satisfy one or more of the following? See instructions......................................		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?..................................		X
	If "Yes," enter amount from Form 8996, line 15............. ▶ $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions..		X
	Percentage: By Vote Percentage: By Value		

Form **1120** (2021)

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	**(a)**	**(b)**	**(c)**	**(d)**
1	Cash		76,451.		8,719.
2a	Trade notes and accounts receivable	8,251.		34,632.	
b	Less allowance for bad debts	( )	8,251.	( )	34,632.
3	Inventories		25,565.		25,085.
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement) SEE ST 3		1,020.		185.
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)	65,337.		65,337.	
b	Less accumulated amortization	(13,068.)	52,269.	(17,424.)	47,913.
14	Other assets (attach statement)				
15	Total assets		163,556.		116,534.
	Liabilities and Shareholders' Equity				
16	Accounts payable		2,589.		8,165.
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach stmt) SEE ST 4		70,596.		229,375.
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more		185,884.		185,884.
21	Other liabilities (attach statement) SEE ST 5		1.		
22	Capital stock: a Preferred stock				
	b Common stock	319,934.	319,934.	280,518.	280,518.
23	Additional paid-in capital				
24	Retained earnings — Approp (att stmt) SEE ST 6		-66,489.		
25	Retained earnings — Unappropriated		-348,959.		-587,408.
26	Adjmt to shareholders' equity (att stmt)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity		163,556.		116,534.

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	-163,263.	7	Income recorded on books this year not included on this return (itemize):		
2	Federal income tax per books			Tax-exempt interest $ _____		
3	Excess of capital losses over capital gains			_____		
4	Income subject to tax not recorded on books this year (itemize): _____		8	Deductions on this return not charged against book income this year (itemize):		
5	Expenses recorded on books this year not deducted on this return (itemize):			a Depreciation.. $ _____		
	a Depreciation........ $ _____			b Charitable contribns $ _____		
	b Charitable contributions.. $ _____			_____		
	c Travel & entertainment .. $ _____			_____		
	_____		9	Add lines 7 and 8		0.
6	Add lines 1 through 5	-163,263.	10	Income (page 1, line 28) — line 6 less line 9		-163,263.

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year	-348,959.	5	Distributions.............. a Cash		
2	Net income (loss) per books	-163,263.		b Stock _____ c Property ..		
3	Other increases (itemize): _____		6	Other decreases (itemize):		
	_____			STATEMENT 7 _____		75,186.
	_____		7	Add lines 5 and 6		75,186.
4	Add lines 1, 2, and 3	-512,222.	8	Balance at end of year (line 4 less line 7)		-587,408.

Form **1120** (2021)

Form **1125-A**
(Rev. November 2018)
Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

► **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.**
► **Go to *www.irs.gov/Form1125A* for the latest information.**

OMB No. 1545-0123

Name	Employer identification number
BACKYARD SODA CO., INC.	82-4840053

1	Inventory at beginning of year	1	25,565.
2	Purchases	2	105,320.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule) SEE STATEMENT 8	5	14,873.
6	**Total.** Add lines 1 through 5	6	145,758.
7	Inventory at end of year	7	25,085.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	120,673.

9a Check all methods used for valuing closing inventory:

(i) ☐ Cost

(ii) ☒ Lower of cost or market

(iii) ☐ Other (Specify method used and attach explanation.) ►

b Check if there was a writedown of subnormal goods ► ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ► ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO **9d**

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions ☐ Yes ☒ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☒ No

SCHEDULE G
(Form 1120)
(Rev December 2011)

Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock
► Attach to Form 1120.
► See instructions.

OMB No. 1545-0123

Name	Employer identification number (EIN)
BACKYARD SODA CO., INC.	82-4840053

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a).
Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b).
Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
JONATHAN SCHULTZ	288-70-0214	UNITED STATES	40.00%
LEAH SCHULTZ	079-82-9955	UNITED STATES	40.00%

STATEMENT 1
FORM 1120, LINE 26
OTHER DEDUCTIONS

AMAZON FEES	$ 360.
AMORTIZATION	4,356.
BANK CHARGES	1,288.
BROKER FEES	15,000.
COMMISSIONS	242.
DISTRIBUTOR FEE- SAMPLE INVOICE	1,407.
DRY/COLD STORAGE	3,256.
INSURANCE	7,996.
LEGAL AND PROFESSIONAL	7,863.
MERCHANT FEES	2,283.
OTHER MISCELLANEOUS EXPENSE	108.
OUTSIDE SERVICES	14,427.
PAYPAL FEES	269.
PAYROLL EXPENSES	446.
PAYROLL FEES	299.
POSTAGE	18,326.
SERVICES- DISTRIBUTOR FEES	6,180.
SUBSCRIPTIONS	5,347.
SUPPLIES	5,039.
TRAVEL	112.
TRUCK RENTAL	1,088.
UTILITIES	2,700.
VEHICLE EXPENSE	114.
TOTAL	$ 98,506.

STATEMENT 2
FORM 1120, LINE 29A
NET OPERATING LOSS DEDUCTION

CARRYOVER GENERATED FROM YEAR END 12/31/19	$ 134,626.	
AVAILABLE FOR CARRYOVER TO 2021		134,626.
CARRYOVER GENERATED FROM YEAR END 12/31/20	$ 211,428.	
AVAILABLE FOR CARRYOVER TO 2021		211,428.
NET OPERATING LOSSES AVAILABLE IN 2021		$ 346,054.
TAXABLE INCOME		-163,263.
TOTAL NET OPERATING LOSS DEDUCTION		0.

STATEMENT 3
FORM 1120, SCHEDULE L, LINE 6
OTHER CURRENT ASSETS

	BEGINNING	ENDING
UNDEPOSITED FUNDS	$ 1,020.	$ 185.
TOTAL	$ 1,020.	$ 185.

STATEMENT 4
FORM 1120, SCHEDULE L, LINE 18
OTHER CURRENT LIABILITIES

	BEGINNING	ENDING
ALPINE BANK- LINE OF CREDIT	$ 0.	$ 71,372.
COLORADO DEPARTMENT OF REVENUE PAYABLE	0.	554.
COLORADO, DENVER PAYABLE	0.	20.
CREDIT CARDS	40,996.	42,564.
OTHER CURRENT LIABILITIES	7,552.	0.
PAYROLL LIABILITIES	0.	1,432.
PPP LOAN	22,048.	22,048.
SALES TAX PAYABLE	0.	-544.
SCHULTZ LOAN	0.	90,750.
UNCATEGORIZED ASSET	0.	1,179.
TOTAL	$ 70,596.	$ 229,375.

STATEMENT 5
FORM 1120, SCHEDULE L, LINE 21
OTHER LIABILITIES

	BEGINNING	ENDING
ROUNDING	$ 1.	$ 0.
TOTAL	$ 1.	$ 0.

STATEMENT 6
FORM 1120, SCHEDULE L, LINE 24
RETAINED EARNINGS - APPROPRIATED

	BEGINNING	ENDING
FROM 01/01/2019 TO 04/18/2019	$ -8,012.	$ 0.
RETAINED EARNINGS	-58,477.	0.
TOTAL	$ -66,489.	$ 0.

STATEMENT 7
FORM 1120, SCHEDULE M-2, LINE 6
OTHER DECREASES

OPENING ADJ	$ 8,697.
RE APPROP	66,489.
TOTAL	$ 75,186.

STATEMENT 8
FORM 1125-A, LINE 5
OTHER COST OF GOODS SOLD

CO PACKING COSTS...	$	12,643.
LAB FEES..		2,230.
	TOTAL $	14,873.



218453C 17011

DR 8453C (09/30/21)
COLORADO DEPARTMENT OF REVENUE
Denver CO 80261-0006
Tax.Colorado.gov
Page 1 of 1

State of Colorado
Corporate Income Tax Declaration for Electronic Filing

Do not mail this form to the IRS or the Colorado Department of Revenue. **Retain with your records.**

Colorado Account Number		FEIN	Tax Year Beginning (MM/DD/YY)	Tax Year end (MM/DD/YY)	
		82-4840053	01/01/21	12/31/21	

Business Name			Phone Number	
BACKYARD SODA CO., INC.			2165347841	

Address	
3000 LAWRENCE ST.	

City		State	ZIP	
DENVER		CO	80205	

Part I — Tax Return Information

1. Total Income, from federal Form 1120	1	$	83113
2. Federal Taxable Income from federal Form 1120	2	$	-163263
3. Colorado Tax, line 19 on Colorado Form 112	3	$	
4. Colorado Payments, line 26 on Colorado Form 112	4	$	
5. Amount You Owe, line 37 on Colorado Form 112	5	$	
6. Refund, line 40 Colorado Form 112	6	$	

Part II — Declaration of Tax Payer

Under penalties of perjury, I declare that I am an officer of the company listed above and the information provided for electronic filing and the amounts shown in Part I above agree with the amounts shown on the company's 2021 Federal/Colorado income tax returns, and that said tax returns, statements, schedules and attachments are true, correct, and complete to the best of my knowledge and belief. I understand that I (or my Electronic Return Originator (ERO) if applicable) may be required to provide paper copies of this declaration, my returns, withholding statements, schedules and attachments upon request by the Colorado Department of Revenue at any time during the period covered by the Colorado statute of limitations.

Signature	Title	Date
	PRESIDENT	

Part III — Declaration of ERO/Preparer/Transmitter

If the transmitter did not prepare the tax return, check here ☐

If I am not the preparer, I declare only that the amounts shown in Part I above agree with the amounts shown on the taxpayer's 2021 Federal/Colorado income tax returns. If I am the preparer, under penalties of perjury I declare that I have reviewed the above taxpayer's 2021 Federal/Colorado income tax returns and that the information provided to me by the taxpayer and the amounts shown in Part I above agree with the amounts shown on said tax returns, and that said tax returns, statements, schedules, and attachments are true, correct, and complete to the best of my knowledge and belief. As preparer, I further declare that I have obtained the taxpayer's signature on this form at the time of filing and have provided the taxpayer with copies of all forms and information filed. I also agree to maintain this signed Form (DR 8453C) for the period covered by the Colorado statute of limitations, and to provide paper copies of this declaration, said returns, withholding statements, schedules, and attachments upon request by the Colorado Department of Revenue at any time during this period.

ERO's Signature	Identification Number, Your SSN or ITIN
BERT WILSON	P02076610
	Date (MM/DD/YY)
Check if also Preparer ☒	

COCA1201L 10/13/21


2021 Colorado C Corporation Income Tax Return

Do not submit federal return, forms or schedules when filing this return.

(0023)

Fiscal Year Beginning (MM/DD/21)	Year Ending (MM/DD/YY)

Name of Corporation	• Colorado Account Number
BACKYARD SODA CO., INC.	

Address	• Federal Employer ID Number
3000 LAWRENCE ST.	82-4840053

City	State	ZIP
DENVER	CO	80205

- ☐ Mark for Final Return
- ☐ If you are submitting a statement disclosing a listed or reported transaction, mark this box

• A. Apportionment of Income. This return is being filed for:

- [X] **(42)** A corporation not apportioning income;
- ☐ **(43)** A corporation engaged in interstate business apportioning income using receipts-factor apportionment (DR 0112RF required);
- ☐ **(44)** A corporation engaged in interstate business apportioning income using special regulation (DR 0112RF required);
- ☐ **(45)** A corporation electing to pay a tax on its gross Colorado sales;
- ☐ **(46)** A corporation claiming an exemption under P.L. 86-272;
- ☐ **(47)** Other apportionment method, see instructions concerning the requirement for approval by the Department (fill in below);

• B. Separate/Consolidated/Combined Filing. This return is being filed for:

- [X] A single corporation filing a separate return;
- ☐ An affiliated group of corporations electing to file a consolidated report. **Warning:** such election is binding for four years. If your election was made in a prior year, enter the year of election in line below. (Schedule C required);
- ☐ An affiliated group of corporations required to file a combined return (Schedule C required);
- ☐ An affiliated group of corporations required to file a combined return that includes another affiliated, consolidated group (Schedule C required);

- • Enter the year of election (YYYY)

Federal Taxable Income			Round to nearest dollar	
1. Federal taxable income from **Federal form 1120 or 990-T**	•	1	-163,263	00
2. Federal taxable income of companies not included in this return	•	2		00
3. Net federal taxable income, subtract line 2 from line 1		3	-163,263	00
Additions				
4. Federal net operating loss deduction	•	4		00
5. Colorado income tax deduction	•	5		00



210112 27011

DR 0112 (11/19/21)
COLORADO DEPARTMENT OF REVENUE
Tax.Colorado.gov
Page 2 of 4

Form 112

Name	Account Number
BACKYARD SODA CO., INC.	

6. Other additions, submit explanation	• 6		00
7. Sum of lines 3 through 6	7	-163,263	00

Subtractions

8. Exempt federal interest	• 8		00
9. Excludable foreign source income	• 9		00
10. Colorado capital gain subtraction	• 10		00
11. Colorado Marijuana Business Deduction	• 11		00
12. Other subtractions, explanation required below	• 12		00

Explain:

13. Subtractions allowed under HB21-1002 (see instructions)	• 13		
14. Sum of lines 8 through 13	14	0	00

Taxable Income

15. Modified federal taxable income, subtract line 14 from line 7	15	-163,263	00
16. Colorado taxable income before net operating loss deduction	• 16	-163,263	00

17. Colorado net operating loss deduction: (see instructions)

(a) Colorado net operating losses carried forward from tax years beginning before January 1, 2018	• 17(a)		00
(b) Subtract line 17(a) from line 16, if zero skip to **17(d)**	17(b)	-163,263	00
(c) Colorado net operating losses carried forward from tax years beginning on or after January 1, 2018	• 17(c)		00
(d) Colorado net operating loss deduction, sum of (a) and (c)	17(d)		00
18. Colorado taxable income, subtract line 17(d) from line 16	18	-163,263	00
19. Tax, 4.5% of the amount on line 18	• 19	0	00

Credits

20. Sum of nonrefundable credits from line 27, form DR 0112CR (the sum of lines 20, 21, and 22 cannot exceed tax on line 19.) You must submit the DR 0112CR with your return.	• 20	0	00
21. Non-refundable Enterprise Zone credits used – as calculated, or from the DR 1366 line 84 (the sum of lines 20, 21, and 22 cannot exceed tax on line 19). You must submit the DR 1366 with your return.	• 21		00
22. Strategic capital tax credit from DR 1330 line 7b, the sum of lines 20, 21, and 22 cannot exceed line 19, you must submit the DR 1330 with your return.	• 22		00
23. Net tax, sum of lines 20, 21, and 22. Subtract that sum from line 19.	23	0	00



210112   37011

DR 0112 (11/19/21)
COLORADO DEPARTMENT OF REVENUE
Tax.Colorado.gov
Page 3 of 4

Form 112

Name		Account Number	
BACKYARD SODA CO., INC.			

24. Recapture of prior year credits	• **24**		00
25. Sum of lines 23 and 24	**25**		00
26. Estimated tax, extension payments, and credits	• **26**		00
27. W-2G Withholding from lottery winnings, you must submit the W-2G(s) with your return.	• **27**		00
28. Gross Conservation Easement Credit from the DR 1305G line 33, you must submit the DR 1305G with your return.	• **28**		00
29. Innovative Motor Vehicle and Innovative Truck Credit from form DR 0617, you must submit the DR 0617(s) with your return.	• **29**		00
30. Business Personal Property Credit: Use the worksheet in the 112 book instructions to calculate, you must submit copy of assessor's statement with your return.	• **30**		00
31. Renewable Energy Tax Credit from form DR 1366 line 85, you must submit the DR 1366 with your return.	• **31**		00
32. Sum of lines 26 through 31	**32**		00
33. Net tax due. Subtract line 32 from line 25	**33**	0	00
34. Penalty	• **34**		00
35. Interest	• **35**		00
36. Estimated tax penalty due	• **36**		00
37. Total due. Enter the sum of lines 33 through 36	• **37**		
38. Overpayment, subtract line 25 from line 32	**38**		00
39. Amount from line 38 to carry forward to the next year's estimated tax	• **39**		00
40. Amount from line 38 to be refunded	• **40**	0	00

Direct Deposit

Routing Number [   ]   Type: [ ] Checking   [ ] Savings

Account Number [   ]

The State may convert your check to a one-time electronic banking transaction. Your bank account may be debited as early as the same day received by the State. If converted, your check will not be returned. If your check is rejected due to insufficient or uncollected funds, the Department of Revenue may collect the payment directly from your bank account electronically.

File and pay at: *Colorado.gov/RevenueOnline or*

Mail and Make Checks Payable to: Colorado Department of Revenue
Denver, CO 80261-0006



210112 47011

DR 0112 (11/19/21)
COLORADO DEPARTMENT OF REVENUE
Tax.Colorado.gov
Page 4 of 4

Form 112

Name	Account Number
BACKYARD SODA CO., INC.	

C. The corporation's books are in care of:

Last Name	First Name	Middle Initial	Phone Number

Address	City	State	ZIP

D. Business code number per federal return (NAICS)

• 311900

E. Year corporation began doing business in Colorado

• 2019

F. Do you want to allow the paid preparer shown below to discuss this return and any related information with the Colorado Department of Revenue? See the instructions.

• [X] Yes [ ] No

G. Kind of business in detail
BEVERAGE MANUFACTURER

H. Has the Internal Revenue Service made any adjustments in the corporation's income or tax or have you filed amended federal income tax returns at any time during the last four years?

• [ ] Yes [X] No

If yes, for which year(s)? (YYYY)

Did you file amended Colorado returns to reflect such changes or submit copies of the Federal Agent's reports?

• [ ] Yes [X] No

Last Name of person or firm preparing return	First Name	Middle Initial
BERT WILSON, CPA	BERT WILSON	

Address of person or firm preparing return	Phone Number
23955 COUNTY ROAD 3	303-466-6025

City	State	ZIP
LOVELAND	CO	80537

Under penalties of perjury in the second degree, I declare that I have examined this return and to the best of my knowledge is true, correct and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature or Title of Officer	Date (MM/DD/YY)
PRESIDENT	

Do Not Submit Federal Return, Forms or Schedules when Filing this Return

---

If you are filing this return **with** a check or payment, please mail the return to:

COLORADO DEPARTMENT OF REVENUE
Denver, CO 80261-0006

If you are filing this return **without** a check or payment, please mail the return to:

COLORADO DEPARTMENT OF REVENUE
Denver, CO 80261-0005

These addresses and ZIP codes are exclusive to the Colorado Department of Revenue, so a street address is not required.

2021 FEDERAL DEPRECIATION SCHEDULE

BACKYARD SODA CO., INC. 82-4840053

NO.	DESCRIPTION	DATE ACQUIRED	DATE SOLD	COST/ BASIS	BUS. PCT.	CUR 179 BONUS	SPECIAL DEPR. ALLOW.	PRIOR 179/ BONUS/ SP. DEPR.	PRIOR DEC. BAL DEPR.	SALVAG /BASIS REDUCT	DEPR. BASIS	PRIOR DEPR.	METHOD	LIFE	RATE	CURRENT DEPR.
	FORM 1120															
	AMORTIZATION															
1	GOODWILL/RECIPE	1/23/18		65,337							65,337	13,068	S/L	15		4,356
	TOTAL AMORTIZATION			65,337		0	0	0	0	0	65,337	13,068				4,356
	TOTAL DEPRECIATION			0		0	0	0	0	0	0	0				0
	GRAND TOTAL AMORTIZATION			65,337		0	0	0	0	0	65,337	13,068				4,356
	GRAND TOTAL DEPRECIATION			0		0	0	0	0	0	0	0				0

2022 FEDERAL DEPRECIATION SCHEDULE

BACKYARD SODA CO., INC. 82-4840053

NO.	DESCRIPTION	DATE ACQUIRED	DATE SOLD	COST/ BASIS	BUS. PCT.	CUR 179 BONUS	SPECIAL DEPR. ALLOW.	PRIOR 179/ BONUS/ SP. DEPR.	PRIOR DEC. BAL DEPR.	SALVAG /BASIS REDUCT	DEPR. BASIS	PRIOR DEPR.	METHOD	LIFE	RATE	CURRENT DEPR.
	FORM 1120															
	AMORTIZATION															
1	GOODWILL/RECIPE	1/23/18		65,337							65,337	17,424	S/L	15		4,356
	TOTAL AMORTIZATION			65,337		0	0	0	0	0	65,337	17,424				4,356
	TOTAL DEPRECIATION			0		0	0	0	0	0	0	0				0
	GRAND TOTAL AMORTIZATION			65,337		0	0	0	0	0	65,337	17,424				4,356
	GRAND TOTAL DEPRECIATION			0		0	0	0	0	0	0	0				0

	2022	2021	DIFF
INCOME			
GROSS RECEIPTS LESS RETURNS/ALLOWANCE....	167,973	203,786	-35,813
COST OF GOODS SOLD.................................	57,308	120,673	-63,365
GROSS PROFIT.......................................	110,665	83,113	27,552
TOTAL INCOME..	110,665	83,113	27,552
DEDUCTIONS			
SALARIES/WAGES LESS EMPLOYMENT CREDITS...	41,504	41,307	197
REPAIRS AND MAINTENANCE.........................	1,217	1,213	4
RENTS...	26,181	30,000	-3,819
TAXES AND LICENSES................................	5,176	5,160	16
INTEREST..	6,413	6,856	-443
ADVERTISING...	8,068	63,334	-55,266
OTHER DEDUCTIONS..................................	84,144	98,506	-14,362
TOTAL DEDUCTIONS...................................	172,703	246,376	-73,673
TAXABLE INCOME			
TAXABLE INCOME (LINE 28)........................	-62,038	-163,263	101,225
TAXABLE INCOME......................................	-62,038	-163,263	101,225
TAX COMPUTATION			
INCOME TAX...	0	0	0
TOTAL TAX..	0	0	0
PAYMENTS AND CREDITS			
TOTAL PAYMENTS AND CREDITS......................	0	0	0
REFUND OR AMOUNT DUE			
OVERPAYMENT...	0	0	0
TAX DUE...	0	0	0
SCHEDULE L			
BEGINNING ASSETS..................................	116,534	163,556	-47,022
BEGINNING LIABILITIES & EQUITY..............	116,534	163,556	-47,022
ENDING ASSETS.......................................	86,151	116,534	-30,383
ENDING LIABILITIES & EQUITY...................	86,151	116,534	-30,383
TAX RATES			
MARGINAL TAX RATE..................................	0.0%	0.0%	0.0%

ENDING ASSETS

CASH		4,826
ACCOUNTS RECEIVABLE	12,121	
LESS: ALLOWANCE FOR BAD DEBTS	(0)	12,121
INVENTORIES		25,325
OTHER CURRENT ASSETS		322
INTANGIBLE ASSETS	65,337	
LESS: ACCUMULATED AMORTIZATION	(21,780)	43,557
TOTAL ASSETS		86,151

ENDING LIABILITIES & EQUITY

ACCOUNTS PAYABLE		2,063
OTHER CURRENT LIABILITIES		120,255
LONG TERM NOTES PAYABLE		319,194
OTHER LIABILITIES		1
COMMON STOCK	294,084	294,084
UNAPPROPRIATED RETAINED EARNINGS		-649,446
TOTAL LIABILITIES AND EQUITY		86,151

BACKYARD SODA CO., INC.

	2022	2021	DIFF
FEDERAL INCOME			
FEDERAL INCOME FROM FORM 1120............	-62,038	-163,263	101,225
NET FEDERAL TAXABLE INCOME..............	-62,038	-163,263	101,225
TAXABLE INCOME			
TOTAL ADDITIONS.........................	5	0	5
MODIFIED FEDERAL TAXABLE INCOME.........	-62,033	-163,263	101,230
COLORADO TI BEFORE NOL DEDUCTION........	-62,033	-163,263	101,230
COLORADO TAXABLE INCOME.................	-62,033	-163,263	101,230
TAX AND CREDITS			
TAX....................................	0	0	0
TOTAL NET TAX..........................	0	0	0
REFUND OR AMOUNT DUE			
REFUNDED...............................	0	0	0
TAX RATES			
MARGINAL TAX RATE......................	0.0%	0.0%	0.0%

BACKYARD SODA CO., INC. 82-4840053

FORMS NEEDED FOR THIS RETURN

```
FEDERAL:  1120, 1125-A, SCH G, 8879-CORP
COLORADO: DR 0112
```

TAX RATES

	MARGINAL	EFFECTIVE
FEDERAL	0%	0%
COLORADO	0%	0%

CARRYOVERS TO 2023

FEDERAL CARRYOVERS

```
CONTRIBUTIONS - PRIOR YEARS                            100.
NET OPERATING LOSS                                 571,355.
```

COLORADO CARRYOVERS

```
NET OPERATING LOSS                                 571,350.
```

Form **8879-CORP**

(December 2022)

Department of the Treasury
Internal Revenue Service

E-file Authorization for Corporations

For calendar year 20 **22** , or tax year beginning _ _ _ _ _ , 20 _ _ , ending _ _ _ _ _ , 20 _ _

Use for efile authorizations for Form 1120, 1120-F or 1120S.
Do not send to the IRS. Keep for your records.
Go to *www.irs.gov/Form8879CORP* for the latest information.

OMB No. 1545-0123

Name of corporation	Employer identification number
BACKYARD SODA CO., INC.	82-4840053

Part I Information (Whole dollars only)

1 Total income (Form 1120, line 11)	1	110,665.
2 Total income (Form 1120-F, Section II, line 11)	2	
3 Total income (loss) (Form 1120-S, line 6)	3	

Part II Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's electronic income tax return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgment of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize BERT WILSON, CPA   to enter my PIN   **21806**   as my signature
ERO firm name   do not enter all zeros
on the corporation's electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's electronically filed income tax return.

Officer's signature _____ Date _____ Title **PRESIDENT**

Part III Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN................................... **84229712345**
do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature BERT WILSON   Date _____

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

BAA For Paperwork Reduction Act Notice, see instructions.   CPCA9401L 01/04/23   Form **8879-CORP** (12-2022)

Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2022 or tax year beginning _____, 2022, ending _____, _____

Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2022

A Check if:

1a Consolidated return (attach Form 851) . . . ☐
b Life/nonlife consoli-dated return . . . . . . ☐
2 Personal holding co. (attach Sch. PH) . . . . ☐
3 Personal service corp. (see instrs) . . . . ☐

TYPE
OR
PRINT

BACKYARD SODA CO., INC.
3000 LAWRENCE ST.
DENVER, CO 80205

B Employer identification number
82-4840053

C Date incorporated
4/19/2019

D Total assets (see instructions)
$ 86,151.

4 Schedule M-3 attached ☐ **E** Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

I N C O M E	1a Gross receipts or sales	1a	169,227.	
	b Returns and allowances	1b	1,254.	
	c Balance. Subtract line 1b from line 1a	1c		167,973.
	2 Cost of goods sold (attach Form 1125-A)	2		57,308.
	3 Gross profit. Subtract line 2 from line 1c	3		110,665.
	4 Dividends and inclusions (Schedule C, line 23)	4		
	5 Interest	5		
	6 Gross rents	6		
	7 Gross royalties	7		
	8 Capital gain net income (attach Schedule D (Form 1120))	8		
	9 Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9		
	10 Other income (see instructions — attach statement)	10		
	11 **Total income.** Add lines 3 through 10	11		110,665.
D E D U C T I O N S (FOR LIMITATIONS SEE INSTRUCTIONS ON DEDUCTIONS)	12 Compensation of officers (see instructions — attach Form 1125-E)	12		
	13 Salaries and wages (less employment credits)	13		41,504.
	14 Repairs and maintenance	14		1,217.
	15 Bad debts	15		
	16 Rents	16		26,181.
	17 Taxes and licenses	17		5,176.
	18 Interest (see instructions)	18		6,413.
	19 Charitable contributions	19		0.
	20 Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) .	20		
	21 Depletion	21		
	22 Advertising	22		8,068.
	23 Pension, profit-sharing, etc., plans	23		
	24 Employee benefit programs	24		
	25 Reserved for future use	25		
	26 Other deductions (attach statement) . . . . SEE STATEMENT 1	26		84,144.
	27 **Total deductions.** Add lines 12 through 26	27		172,703.
	28 Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11 . .	28		−62,038.
	29a Net operating loss deduction (see instructions) . . . . SEE ST 2	29a	0.	
	b Special deductions (Schedule C, line 24)	29b		
	c Add lines 29a and 29b	29c		
T A X, R E F U N D A B L E C R E D I T S, A N D P M T S	30 **Taxable income.** Subtract line 29c from line 28. See instructions	30		−62,038.
	31 Total tax (Schedule J, Part I, line 11)	31		0.
	32 Reserved for future use	32		
	33 Total payments and credits (Schedule J, Part III, line 23)	33		0.
	34 Estimated tax penalty. See instructions. Check if Form 2220 is attached . . . . ☐	34		
	35 **Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed	35		0.
	36 **Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid	36		
	37 Enter amount from line 36 you want: Credited to 2023 estimated tax . . . . . . Refunded	37		

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer _____ Date _____

Title PRESIDENT

May the IRS discuss this return with the preparer shown below? See instructions.
☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
BERT WILSON	BERT WILSON			P02076610

Firm's name ▸ BERT WILSON, CPA
Firm's address ▸ 23955 COUNTY ROAD 3
LOVELAND, CO 80537

Firm's EIN ▸ 51-6904171
Phone no. 303-466-6025

BAA For Paperwork Reduction Act Notice, see separate instructions.

CPCA0205 10/04/22

Form **1120** (2022)

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) Percentage	(c) Special deductions (a) x (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c) lines 9 through 22. Enter here and on page 1, line 29b			

DO NOT FILE

Form **1120** (2022)

Schedule J	Tax Computation and Payment (see instructions)

Part I — Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ☐		
2	Income tax. See instructions	2	0.
3	Base erosion minimum tax amount (attach Form 8991)	3	
4	Add lines 2 and 3	4	0.
5a	Foreign tax credit (attach Form 1118)	5a	
b	Credit from Form 8834 (see instructions)	5b	
c	General business credit (attach Form 3800)	5c	
d	Credit for prior year minimum tax (attach Form 8827)	5d	
e	Bond credits from Form 8912	5e	
6	**Total credits.** Add lines 5a through 5e	6	
7	Subtract line 6 from line 4	7	
8	Personal holding company tax (attach Schedule PH (Form 1120))	8	
9a	Recapture of investment credit (attach Form 4255)	9a	
b	Recapture of low-income housing credit (attach Form 8611)	9b	
c	Interest due under the look-back method — completed long-term contracts (attach Form 8697)	9c	
d	Interest due under the look-back method — income forecast method (attach Form 8866)	9d	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e	
f	Interest/tax due under section 453A(c) and/or section 453(l)	9f	
g	Other (see instructions — attach statement)	9g	
10	**Total.** Add lines 9a through 9g	10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	11	0.

Part II — Reserved for Future Use

12	Reserved for future use	12	

Part III — Payments and Refundable Credits

13	2021 overpayment credited to 2022	13	
14	2022 estimated tax payments	14	
15	2022 refund applied for on Form 4466	15	( )
16	Combine lines 13, 14, and 15	16	0.
17	Tax deposited with Form 7004	17	
18	Withholding (see instructions)	18	
19	**Total payments.** Add lines 16, 17, and 18	19	0.
20	Refundable credits from:		
a	Form 2439	20a	
b	Form 4136	20b	
c	Reserved for future use	20c	
d	Other (attach statement — see instructions)	20d	
21	**Total credits.** Add lines 20a through 20d	21	
22	Reserved for future use	22	
23	**Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33	23	0.

Form **1120** (2022)

CPCA0234   10/05/22

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method: a [ ] Cash b [X] Accrual c [ ] Other (specify)		
2	See the instructions and enter the:		
	a Business activity code no. 311900		
	b Business activity MANUFACTURING		
	c Product or service SYRUP		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? If "Yes," enter name and EIN of the parent corporation		X
4	At the end of the tax year:		
	a Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
	b Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)	X	
5	At the end of the tax year, did the corporation:		
	a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
	b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

DO NOT FILE

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316. If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452. If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		X
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? For rules of attribution, see section 318. If "Yes," enter:		X
	(a) Percentage owned ________ and **(b)** Owner's country ________		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ________		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount [ ] If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year $ NONE		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) 3		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) [ ] If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) $ 509,317.		

Form **1120** (2022)

Schedule K	Other Information *(continued from page 4)*		

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?...	X	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year $ _____ NONE		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions............		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2022 that would require it to file Form(s) 1099?.............................	X	
b	If "Yes," did or will the corporation file required Form(s) 1099?..	X	
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?..		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?..		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?..		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?........................		X
20	Is the corporation operating on a cooperative basis?...		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions..		X
	If "Yes," enter the total amount of the disallowed deductions $ _____.		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))..		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions..		X
24	Does the corporation satisfy one or more of the following? See instructions..		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $27 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?......................................		X
	If "Yes," enter amount from Form 8996, line 15............ $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions...		X
	Percentage: By Vote Percentage: By Value		

Form **1120** (2022)

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	(a)	(b)	(c)	(d)
1	Cash		8,719.		4,826.
2a	Trade notes and accounts receivable	34,632.		12,121.	
b	Less allowance for bad debts	( )	34,632.	( )	12,121.
3	Inventories		25,085.		25,325.
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement) SEE ST 3		185.		322.
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)	65,337.		65,337.	
b	Less accumulated amortization	(17,424.)	47,913.	(21,780.)	43,557.
14	Other assets (attach statement)				
15	Total assets		116,534.		86,151.
	Liabilities and Shareholders' Equity				
16	Accounts payable		8,165.		2,063.
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach stmt) SEE ST 4		229,375.		120,255.
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more		185,884.		319,194.
21	Other liabilities (attach statement) SEE ST 5				1.
22	Capital stock: a Preferred stock				
	b Common stock	280,518.	280,518.	294,084.	294,084.
23	Additional paid-in capital				
24	Retained earnings — Approp (att stmt)				
25	Retained earnings — Unappropriated		-587,408.		-649,446.
26	Adjmt to shareholders' equity (att stmt)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity		116,534.		86,151.

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	-62,038.	7	Income recorded on books this year not included on this return (itemize): Tax-exempt interest $ _____	
2	Federal income tax per books				
3	Excess of capital losses over capital gains				
4	Income subject to tax not recorded on books this year (itemize): _____		8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):			a Depreciation.. $ _____	
				b Charitable contribns $ _____	
	a Depreciation $ _____				
	b Charitable contributions $ _____				
	c Travel & entertainment $ _____				
			9	Add lines 7 and 8	0.
6	Add lines 1 through 5	-62,038.	10	Income (page 1, line 28) — line 6 less line 9	-62,038.

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year	-587,408.	5	Distributions a Cash	
2	Net income (loss) per books	-62,038.		b Stock _____ c Property	
3	Other increases (itemize): _____		6	Other decreases (itemize): _____	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3	-649,446.	8	Balance at end of year (line 4 less line 7)	-649,446.

Form **1120** (2022)

Form 1125-A
(Rev. November 2018)
Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

► **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.**
► **Go to** *www.irs.gov/Form1125A* **for the latest information.**

OMB No. 1545-0123

Name	Employer identification number
BACKYARD SODA CO., INC.	82-4840053

1	Inventory at beginning of year	1	25,085.
2	Purchases	2	53,318.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule). SEE STATEMENT 6	5	4,230.
6	**Total.** Add lines 1 through 5	6	82,633.
7	Inventory at end of year	7	25,325.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	57,308.

9 a Check all methods used for valuing closing inventory:
  (i) ☐ Cost
  (ii) ☒ Lower of cost or market
  (iii) ☐ Other (Specify method used and attach explanation.) ► _

b Check if there was a writedown of subnormal goods ► ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ► ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO | 9d |

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions ...... ☐ Yes ☒ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☒ No

BAA For Paperwork Reduction Act Notice, see instructions. Form **1125-A** (Rev. 11-2018)

DO NOT FILE

CPCZ0401L 09/26/18

SCHEDULE G
(Form 1120)
(Rev December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

► Attach to Form 1120.
► See instructions.

OMB No. 1545-0123

Name: BACKYARD SODA CO., INC.

Employer identification number (EIN): 82-4840053

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

DO NOT FILE

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
JONATHAN SCHULTZ	***-**-****	UNITED STATES	40.00%
LEAH SCHULTZ	***-**-****	UNITED STATES	40.00%

STATEMENT 1
FORM 1120, LINE 26
OTHER DEDUCTIONS

AMAZON FEES	$ 530.
AMORTIZATION	4,356.
AUTO AND TRUCK	361.
BANK CHARGES	931.
COMMISSIONS	1,158.
DELIVERY AND FREIGHT	18,419.
DISTRIBUTOR FEE- SAMPLE INVOICE	4,099.
DRY/COLD STORAGE	5,500.
EVENT FEES	9,345.
INSURANCE	12,698.
LATE FEE	245.
LEGAL AND PROFESSIONAL	3,621.
MEALS	9.
MERCHANT FEES	2,673.
OFFICE EXPENSE	790.
OTHER EXPENSE	296.
OTHER MISCELLANEOUS EXPENSE	500.
PAYPAL FEES	35.
RESEARCH AND DEVELOPMENT	101.
SERVICES- DISTRIBUTOR FEES	4,702.
SUBSCRIPTIONS	8,928.
SUPPLIES	58.
TRAVEL	50.
UNIFORMS	4,739.
TOTAL	$ 84,144.

STATEMENT 2
FORM 1120, LINE 29A
NET OPERATING LOSS DEDUCTION

CARRYOVER GENERATED FROM YEAR END	12/31/19	$ 134,626.	
AVAILABLE FOR CARRYOVER TO 2022			134,626.
CARRYOVER GENERATED FROM YEAR END	12/31/20	$ 211,428.	
AVAILABLE FOR CARRYOVER TO 2022			211,428.
CARRYOVER GENERATED FROM YEAR END	12/31/21	$ 163,263.	
AVAILABLE FOR CARRYOVER TO 2022			163,263.
NET OPERATING LOSSES AVAILABLE IN 2022			$ 509,317.
TAXABLE INCOME			-62,038.
TOTAL NET OPERATING LOSS DEDUCTION			0.

STATEMENT 3
FORM 1120, SCHEDULE L, LINE 6
OTHER CURRENT ASSETS

	BEGINNING	ENDING
UNDEPOSITED FUNDS	$ 185.	$ 322.
TOTAL	$ 185.	$ 322.

STATEMENT 4
FORM 1120, SCHEDULE L, LINE 18
OTHER CURRENT LIABILITIES

	BEGINNING	ENDING
ALPINE BANK- LINE OF CREDIT	$ 71,372.	$ 78,137.
COLORADO DEPARTMENT OF REVENUE PAYABLE	554.	596.
COLORADO, DENVER PAYABLE	20.	20.
CREDIT CARDS	42,564.	41,053.
PAYROLL LIABILITIES	1,432.	213.
PPP LOAN	22,048.	0.
SALES TAX PAYABLE	-544.	-591.
SCHULTZ LOAN	90,750.	0.
UNCATEGORIZED ASSET	1,179.	827.
TOTAL	$ 229,375.	$ 120,255.

STATEMENT 5
FORM 1120, SCHEDULE L, LINE 21
OTHER LIABILITIES

	BEGINNING	ENDING
ROUNDING	$ 0.	$ 1.
TOTAL	$ 0.	$ 1.

STATEMENT 6
FORM 1125-A, LINE 5
OTHER COST OF GOODS SOLD

CO PACKING COSTS	$ 3,894.
LAB FEES	336.
TOTAL	$ 4,230.


228454 17011

DR 8454 (01/26/23)
COLORADO DEPARTMENT OF REVENUE
Denver CO 80261-0005
Tax.Colorado.gov
Page 1 of 1

State of Colorado Income Tax Declaration
for Online Electronic Filing

Do not mail this form to the IRS or the Colorado Department of Revenue. **Retain with your records.**

For Tax Year (MM/DD/YY)	or Fiscal Year beginning (MM/DD/YY)
01/01/22	

Tax Type

☐ Individual Income (DR 0104)	☒ Corporate Income (DR 0112)	☐ Partnership/S-Corp Income (DR 0106)	☐ Fiduciary Income (DR 0105)

Taxpayer Last Name or Business Name	First Name or Business DBA if different from Business Name	Middle Initial
BACKYARD SODA CO., INC.		

Spouse's Last Name (if applicable)	First Name	Middle Initial

Taxpayer SSN or ITIN	Spouse SSN or ITIN (if applicable)	FEIN
		82-4840053

Taxpayer or Business Address	City	State	ZIP
3000 LAWRENCE ST.	DENVER	CO	80205

Part I — Tax Return Information

1. Total Income from your federal return (see instructions for more information)	1 $	110,665
2. Taxable Income (or allowable deduction) from your federal return (see instructions for more information)	2 $	-62,038
3. Colorado Tax from your Colorado return (see instructions for more information)	3 $	
4. Colorado Tax Withheld or Payments, from your Colorado return (see instructions or more information)	4 $	

DO NOT FILE

Part II — Declaration of Tax Payer

Under penalties of perjury, I declare that the information I have provided for electronic filing and the amounts shown in Part I above agree with the amounts shown on my Federal/Colorado income tax returns, and that said tax returns, statements, schedules and attachments are true, correct, and complete to the best of my knowledge and belief. I understand that I (or my Electronic Return Originator (ERO) if applicable) may be required to provide paper copies of this declaration, my returns, withholding statements, schedules, and attachments upon request by the Colorado Department of Revenue at any time during the period covered by the Colorado statute of limitations.

Signature	Date (MM/DD/YY)

Spouse's Signature (If Joint Return, Both Must Sign)	Date (MM/DD/YY)

Part III — Declaration of ERO/Preparer/Transmitter

If the transmitter did not prepare the tax return, check here ☐

If I am not the preparer, I declare only that the amounts shown in Part I above agree with the amounts shown on the taxpayer's Federal/Colorado income tax returns. If I am the preparer, under penalties of perjury I declare that I have reviewed the above taxpayer's Federal/Colorado income tax returns and that the information provided to me by the taxpayer and the amounts shown in Part I above agree with the amounts shown on said tax returns, and that said tax returns, statements, schedules, and attachments are true, correct, and complete to the best of my knowledge and belief. As preparer, I further declare that I have obtained the taxpayer's signature on this form at the time of filing and have provided the taxpayer with copies of all forms and information filed. I also agree to maintain this signed Form **(DR 8454)** for the period covered by the Colorado statute of limitations, and to provide paper copies of this declaration, said returns, withholding statements, schedules and attachments upon request by the Colorado Department of Revenue at any time during this period.

ERO's Signature	Preparer Identification Number, Your SSN, or ITIN
BERT WILSON	P02076610
	Date (MM/DD/YY)

Check if also Preparer ☒


2022 Colorado C Corporation Income Tax Return
Do not submit federal return, forms or schedules when filing this return.

(0023)

Fiscal Year Beginning (MM/DD/22)		Year Ending (MM/DD/YY)	

Name of Corporation		• Colorado Account Number
BACKYARD SODA CO., INC.		

Address		• Federal Employer ID Number
3000 LAWRENCE ST.		82-4840053

City		State	ZIP
DENVER		CO	80205

• ☐ Mark for Final Return

• ☐ If you are submitting a statement disclosing a listed or reported transaction, mark this box

• **A. Apportionment of Income.** This return is being filed for:

[X] **(42)** A corporation not apportioning income;

☐ **(43)** A corporation engaged in interstate business apportioning income using receipts-factor apportionment (DR 0112RF required);

☐ **(44)** A corporation engaged in interstate business apportioning income using special regulation (DR 0112RF required);

☐ **(45)** A corporation electing to pay a tax on its gross Colorado sales;

☐ **(46)** A corporation claiming an exemption under P.L. 86-272;

☐ **(47)** Other apportionment method, see instructions concerning the requirement for approval by the Department (fill in below);

• **B. Separate/Consolidated/Combined Filing.** This return is being filed for:

[X] A single corporation filing a separate return;

☐ An affiliated group of corporations electing to file a consolidated report. **Warning:** such election is binding for four years. If your election was made in a prior year, enter the year of election in line below. (Schedule C required);

• Enter the year of election (YYYY)

☐ An affiliated group of corporations required to file a combined return (Schedule C required);

☐ An affiliated group of corporations required to file a combined return that includes another affiliated, consolidated group (Schedule C required);

DO NOT FILE

Federal Taxable Income		Round to nearest dollar	
1. Federal taxable income from **Federal form 1120 or 990-T**	• 1	-62,038	00
2. Federal taxable income of companies not included in this return	• 2		00
3. Net federal taxable income, subtract line 2 from line 1	3	-62,038	00
Additions			
4. Federal net operating loss deduction	• 4		00
5. Colorado income tax deduction	• 5		00



220112 27011

DR 0112 (11/28/22)
COLORADO DEPARTMENT OF REVENUE
Tax.Colorado.gov
Page 2 of 4

Form 112

Name	Account Number
BACKYARD SODA CO., INC.	

6. Other additions, submit explanation SEE STATEMENT 1 ● **6**		5 |00
7. Sum of lines 3 through 6 **7**		-62,033 |00

Subtractions

8. Exempt federal interest ● **8**		|00
9. Excludable foreign source income ● **9**		|00
10. Colorado Marijuana Business Deduction ● **10**		|00
11. Other subtractions, explanation required below ● **11**		|00
Explain:		
12. Sum of lines 8 through 11 **12**		0 |00

Taxable Income

13. Modified federal taxable income, subtract line 12 from line 7 **13**	-62,033	00
14. Colorado taxable income before net operating loss deduction ● **14**	-62,033	00

15. Colorado net operating loss deduction: (see instructions)

(a) Colorado net operating losses carried forward from tax years beginning before January 1, 2018 ● **15(a)**		00
(b) Subtract line 15(a) from line 14, if zero skip to 15(d) **15(b)**	-62,033	00
(c) Colorado net operating losses carried forward from tax years beginning on or after January 1, 2018 ● **15(c)**		00

DO NOT FILE

(d) Colorado net operating loss deduction, sum of (a) and (c) **15(d)**		00
16. Carryforward deduction from Income Tax Year 2021, subtractions from HB21-1002 (see instructions) ● **16**		00
17. Colorado taxable income, subtract the sum of lines 15(d) and 16 from line 14 **17**	-62,033	00
18. Tax, 4.4% of the amount on line 17 ● **18**	0	00

Credits

19. Sum of nonrefundable credits from line 27, form DR 0112CR (the sum of lines 19, 20, and 21 cannot exceed tax on line 18.) You must submit the DR 0112CR with your return. ● **19**	0	00
20. Non-refundable Enterprise Zone credits used – as calculated, or from the DR 1366 line 85 (the sum of lines 19, 20, and 21 cannot exceed tax on line 18). You must submit the DR 1366 with your return. ● **20**		00
21. Strategic capital tax credit from DR 1330 line 8b, the sum of lines 19, 20, and 21 cannot exceed line 18, you must submit the DR 1330 with your return. ● **21**		00
22. Net tax, sum of lines 19, 20, and 21. Subtract that sum from line 18. **22**	0	00
23. Recapture of prior year credits ● **23**		00



220112 37011

DR 0112 (11/28/22)
COLORADO DEPARTMENT OF REVENUE
Tax.Colorado.gov
Page 3 of 4

Form 112

Name	Account Number
BACKYARD SODA CO., INC.	

Line		Amount	
24. Sum of lines 22 and 23	**24**		00
25. Estimated tax, extension payments, and credits	• **25**		00
26. W-2G Withholding from lottery winnings, you must submit the W-2G(s) with your return.	• **26**		00
27. Gross Conservation Easement Credit from the DR 1305G line 33, you must submit the DR 1305G with your return.	• **27**		00
28. Innovative Motor Vehicle and Innovative Truck Credit from form DR 0617, you must submit the DR 0617(s) with your return.	• **28**		00
29. Business Personal Property Credit: Use the worksheet in the 112 book instructions to calculate, you must submit copy of assessor's statement with your return.	• **29**		00
30. Renewable Energy Tax Credit from form DR 1366 line 86, you must submit the DR 1366 with your return.	• **30**		00
31. Electing Pass-Through Entity Owner Tax Credit (see instructions).	• **31**		00
32. Credit for conversion costs to an employee-owned business model. You must submit the certificate from the Office of Economic Development with your return.	• **32**		00
33. Sum of lines 25 through 32	**33**		00
34. Net tax due. Subtract line 33 from line 24	**34**	0	00
35. Penalty	• **35**		00
36. Interest	• **36**		00
37. Estimated tax penalty due	• **37**		00
38. Total due. Enter the sum of lines 34 through 37	• **38**		
39. Overpayment, subtract line 24 from line 33	**39**		00
40. Amount from line 39 to carry forward to the next year's estimated tax	• **40**		00
41. Amount from line 39 to be refunded	• **41**	0	00

DO NOT FILE

Direct Deposit

Routing Number ______ Type: ☐ Checking ☐ Savings

Account Number ______

The State may convert your check to a one-time electronic banking transaction. Your bank account may be debited as early as the same day received by the State. If converted, your check will not be returned. If your check is rejected due to insufficient or uncollected funds, the Department of Revenue may collect the payment directly from your bank account electronically.

File and pay at: *Colorado.gov/RevenueOnline or*

Mail and Make Checks Payable to: Colorado Department of Revenue
Denver, CO 80261-0006



220112 47011

DR 0112 (11/28/22)
COLORADO DEPARTMENT OF REVENUE
Tax.Colorado.gov
Page 4 of 4

Form 112

Name	Account Number
BACKYARD SODA CO., INC.	

C. The corporation's books are in care of:

Last Name	First Name	Middle Initial	Phone Number

Address	City	State	ZIP

D. Business code number per federal return (NAICS)

• 311900

E. Year corporation began doing business in Colorado

• 2019

F. Do you want to allow the paid preparer shown below to discuss this return and any related information with the Colorado Department of Revenue? See the instructions.
• [X] Yes   [ ] No

G. Kind of business in detail
BEVERAGE MANUFACTURER

H. Has the Internal Revenue Service made any adjustments in the corporation's income or tax or have you filed amended federal income tax returns at any time during the last four years?
• [ ] Yes   [X] No

If yes, for which year(s)? (YYYY)

Did you file amended Colorado returns to reflect such changes or submit copies of the Federal Agent's reports?
• [ ] Yes   [X] No

DO NOT FILE

Last Name of person or firm preparing return	First Name	Middle Initial
BERT WILSON, CPA	BERT WILSON	

Address of person or firm preparing return	Phone Number
23955 COUNTY ROAD 3	303-466-6025

City	State	ZIP
LOVELAND	CO	80537

Under penalties of perjury in the second degree, I declare that I have examined this return and to the best of my knowledge is true, correct and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature or Title of Officer	Date (MM/DD/YY)
PRESIDENT	

Do Not Submit Federal Return, Forms or Schedules when Filing this Return

---

If you are filing this return **with** a check or payment, please mail the return to:

COLORADO DEPARTMENT OF REVENUE
Denver, CO 80261-0006

If you are filing this return **without** a check or payment, please mail the return to:

COLORADO DEPARTMENT OF REVENUE
Denver, CO 80261-0005

These addresses and ZIP codes are exclusive to the Colorado Department of Revenue, so a street address is not required.

STATEMENT 1
FORM DR 0112, PAGE 2, LINE 6
OTHER ADDITIONS

```
100% MEALS DEDUCTION ADJUSTMENT.......................................................  $            5.
                                                           TOTAL  $            5.
```

DO NOT FILE